SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

DreamWorks Animation SKG, Inc.
_____________________________________________

 (Name of Issuer)

Class A Common Stock (par value $.01 per share)
_____________________________________________

(Title of Class of Securities)

26153 10 3
______________________

 (CUSIP Number)

December 31, 2007
_____________________________________________
 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[_] Rule 13d-1(c)

[x] Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  CUSIP NO. 26153 10 3                                                              13G

1.	NAME OF REPORTING PERSON PAUL G. ALLEN
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [x] (b) [ ]
3.	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER 18,232,128 (1)
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER 18,232,128 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,232,128 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 21.6% (2)
12.	TYPE OF REPORTING PERSON IN

  CUSIP NO. 26153 10 3                                                            13G

1.	NAME OF REPORTING PERSON DW INVESTMENT II, INC.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [x] (b) [ ]
3.	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER 18,232,128 (1)
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER 18,232,128 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,232,128 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 21.6% (2)
12.	TYPE OF REPORTING PERSON CO

(1)  Mr. Allen and DW Investment II, Inc., an entity controlled by him (“DWI II” and, together with Mr. Allen, the “Vulcan Stockholders”) are parties to a Stockholder Agreement, dated as of October 27, 2004 (the “Vulcan Stockholder Agreement”), among DreamWorks Animation SKG, Inc. (the “Company”), DWA Escrow LLLP (“DWA Escrow”), which was dissolved on December 28, 2007, Jeffrey Katzenberg and entities controlled by him (including M&J K Dream Limited Partnership (“M&J K Dream”), M&J K B Limited Partnership (“M&J K B”), The JK Annuity Trust, The MK Annuity Trust, and Katzenberg 1994 Irrevocable Trust (such entities, together with Mr. Katzenberg, being referred to as the “Katzenberg Stockholders”)), David Geffen and DG-DW, L.P. (an entity controlled by David Geffen (“DG-DW”) and, together with Mr. Geffen, the “Geffen Stockholders”) governing the voting of all shares of the Company’s common stock held of record by the parties thereto and certain entities controlled by them.

The aggregate share number indicated above reflects the total of the number of shares of the Company’s common stock held of record by each of the parties to the Vulcan Stockholder Agreement.  The total of 18,232,128 shares includes:

•	618,571 shares of Class A Restricted Stock, 373,000 shares of Class A Common Stock and 7,838,731 shares of Class B Common Stock held of record by Jeffrey Katzenberg, M&J K B and M&J K Dream;

•	16,000 shares of Class A Common Stock and 5,145,730 shares of Class B Common Stock held of record by DG-DW, an entity controlled by David Geffen; and

•	4,240,096 shares of Class A Common Stock held of record by DWI II, an entity controlled by Paul Allen.

The Vulcan Stockholders expressly disclaim beneficial ownership of all shares of the Company’s common stock owned by all other parties to the Vulcan Stockholder Agreement, and the inclusion of such shares in this report shall not be deemed an admission of beneficial ownership of any of the reported shares for purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934 or for any other purpose.

(2)  Based on 84,326,626 shares of Class A Common Stock outstanding per the Company’s Form 10-Q for the quarterly period ended September 30, 2007.  In addition, for purposes of this calculation, the aggregate of 12,984,461 shares of Class B Common Stock held of record by M&J K B, M&J K Dream and DG-DW have been deemed to be outstanding shares of Class A Common Stock in accordance with Rule 13d-3(d)(1) of the Securities Exchange Act of 1934.  Shares of Class B Common Stock are immediately convertible into shares of Class A Common Stock on a one-for-one basis and do not expire.

Item 1(a).                      Name of Issuer:

    DREAMWORKS ANIMATION SKG, INC.

Item 1(b).                      Address of Issuer’s Principal Executive Offices:

    1000 FLOWER STREET
    GLENDALE, CA  91201

Item 2(a).                      Name of Persons Filing:

    PAUL G. ALLEN
    DW INVESTMENT II, INC.

Item 2(b).                      Address of Principal Business Office or, if none, Residence:

    PAUL G. ALLEN
    505 FIFTH AVENUE SOUTH, SUITE 900
    SEATTLE, WA  98104

    DW INVESTMENT II, INC.
    505 FIFTH AVENUE SOUTH, SUITE 900
    SEATTLE, WA  98104

Item 2(c).                      Citizenship:

    PAUL G. ALLEN — U.S.A.
    DW INVESTMENT II, INC. — WASHINGTON

Item 2(d).                      Title of Class of Securities:

    CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE

Item 2(e).                      CUSIP Number:

    26153 10 3

Item 3.                              NOT APPLICABLE.  THIS SCHEDULE 13G IS FILED PURSUANT TO RULE 13D-1(D).

Item 4.                              Ownership

        (a).           Amount beneficially owned:

       SEE THE RESPONSES TO ITEM 9 ON THE ATTACHED COVER PAGES.

        (b).           Percent of Class:

          SEE THE RESPONSES TO ITEM 11 ON THE ATTACHED COVER PAGES.

        (c).           Number of shares as to which such person has:

    (i).               Sole power to vote or to direct the vote:  SEE THE RESPONSES TO ITEM 5 ON THE ATTACHED COVER PAGES.

    (ii).               Shared power to vote or to direct the vote: SEE THE RESPONSES TO ITEM 6 ON THE ATTACHED COVER PAGES.

    (iii).               Sole power to dispose or to direct the disposition of:  SEE THE RESPONSES TO ITEM 7 ON THE ATTACHED COVER PAGES.

    (iv).               Shared power to dispose or to direct the disposition of:  SEE THE RESPONSES TO ITEM 8 ON THE ATTACHED COVER PAGES.

Item 5.                         Ownership of Five Percent or Less of a Class

IF THIS STATEMENT IS BEING FILED TO REPORT THE FACT THAT AS OF THE DATE HEREOF THE REPORTING PERSON HAS CEASED TO BE THE BENEFICIAL OWNER OF MORE THAN FIVE PERCENT OF THE CLASS OF SECURITIES, CHECK THE FOLLOWING [  ].

Item 6.                         Ownership of More than Five Percent on Behalf of Another Person.

NOT APPLICABLE

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

NOT APPLICABLE

Item 8.	Identification and Classification of Members of the Group

THE FOLLOWING SHAREHOLDERS ARE MEMBERS OF A GROUP BASED ON VOTING AND DISPOSITION ARRANGEMENTS IN A STOCKHOLDER AGREEMENT (THE “VULCAN STOCKHOLDER AGREEMENT”), DATED AS OF OCTOBER 27, 2004:

JEFFREY KATZENBERG
M&J K DREAM LIMITED PARTNERSHIP
M&J K B LIMITED PARTNERSHIP
THE JK ANNUITY TRUST
THE MK ANNUITY TRUST
KATZENBERG 1994 IRREVOCABLE TRUST
DAVID GEFFEN
DG-DW, L.P.
PAUL ALLEN
DW INVESTMENT II, INC.

Item 9.                       Notice of Dissolution of Group

NOT APPLICABLE

Item 10.                    Certifications

NOT APPLICABLE

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief,  I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2008

PAUL G. ALLEN,

by	/s/ W. Lance Conn
Name: W. Lance Conn, Attorney-in-Fact for Paul G. Allen

DW INVESTMENT II, INC.,

by	/s/ W. Lance Conn
Name: W. Lance Conn
Title: Vice President

  EXHIBIT INDEX

Exhibit Number	Title
1	Joint Filing Agreement among the Reporting Persons pursuant to Rule 13d-1(k)(1).
2	Power of Attorney, incorporated by reference to the Form 3 with respect to securities of DreamWorks Animation SKG, Inc. filed by Paul G. Allen on October 28, 2004.

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Class A common stock, par value $.01 per share, of Dreamworks Animation SKG, Inc., and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided, however, that no party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the parties have executed this Joint Filing Agreement on February 14, 2008.

PAUL G. ALLEN,

by	/s/ W. Lance Conn
Name: W. Lance Conn, Attorney-in-Fact for Paul G. Allen

DW INVESTMENT II, INC.,

by	/s/ W. Lance Conn
Name: W. Lance Conn
Title: Vice President